Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Churchill, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Jody Burfening	John C. Regan, Chairman & CEO
Lippert/Heilshorn & Associates, Inc.	412-243-3200
212 838 3777
jburfening@lhai.com
FOR IMMEDIATE RELEASE
PDG Environmental Announces Third Quarter Results
PITTSBURGH, PA, January 18, 2007 – PDG Environmental, Inc. (OTC BB: PDGE), a leading provider of environmental remediation and specialty contracting services, today reported financial results for the third quarter and nine months ended October 31, 2006.
Revenues were $19.8 million as compared to $26.2 million in the third quarter last year, primarily due to the absence of hurricane response business during the fiscal 2007 third quarter. As a result of the revenue reduction, field margin declined to $5.0 million from $6.5 million last year. Excluding, a $0.47 million write-down of a contract claim, which reduced contract revenue and field margin, field margin increased to 27% from 25% last year. Higher overhead costs associated with new offices and the Flagship operation caused other direct costs and SG&A expenses to increase in aggregate to $5.9 million from $4.8 million last year.
Pre-tax loss for the fiscal 2007 third quarter was $1.6 million compared to pre-tax income of $1.3 million last year. Included in the 2007 third quarter pre-tax loss of $1.6 million is $1.0 million in other items, including a revenue and field margin reduction of $0.47 million to reflect the write-down of a contract claim in the Seattle office a $0.15 million non-recurring charge related to the employee fraud, a bad debt provision of $0.10 million, a $0.11 million non-cash goodwill impairment charge and $0.19 million in non-cash accounting costs related to the company’s July 2005 private placement. The after-tax loss was $0.10 per fully diluted share versus a profit of $0.05 per fully diluted share in the prior year’s quarter. Average common share equivalents outstanding decreased to 20.4 million from 23.9 million as the inclusion of additional shares in the current quarter would have been anti dilutive.
During the quarter, the company completed its investigation of fraudulent activities at its Seattle office, a development that was uncovered through its internal control procedures and disclosed in a press release dated November 2. At that time, management anticipated recording an extraordinary charge to fiscal 2007 third quarter earnings in the range of $1.0 million to $1.5 million. However, in analyzing the financial impact of the suspected fraud, it was determined that the appropriate accounting treatment was to amend and restate the fourth quarter and fiscal year end January 31, 2006 as well as the first and second quarters of fiscal 2007. A table displaying the adjustments made to contract revenue and contract costs and the quarterly non-recurring charges associated with the investigation, which total to $1.42 million, is appended to this release.
For the nine months ended October 31, 2006 revenues rose to $58.5 million, up 3.8% verses the $56.5 million recorded during the same period of the prior fiscal year. Field margin increased to $15.5 million from $14.9 million for the same period last year. Other direct costs and SG&A expenses were $18.3 million compared to $11.9 million last year reflecting increased overhead primarily related to three new offices and the Flagship acquisition. As a result of the increase overhead and other charges of $3.7 million, the company reported a pre-tax loss of $6.2 million versus pre-tax income of $2.5 million in same period of the prior fiscal year. Other items included in the current year included a revenue reduction of $0.47 million to reflect the write-down of a contract claim in the Seattle office, a $0.88 million charge related to the employee fraud, a bad debt provision of $0.14 million, a $0.11 million non-cash goodwill impairment charge, $0.2 million of non cash expense for stock options and $1.87 million non-cash dividend and accretion expense related to the July 2005 private placement. The net loss was $0.28 per fully diluted share versus net income of $0.10 per fully diluted share in the prior year. Average common share equivalents outstanding decreased to 19.5 million from 19.6 million as the inclusion of additional shares in the current quarter would have been anti dilutive.
“In the absence of hurricanes and other disaster related weather in the third quarter — while good news for property owners – significantly impacted revenues in the third quarter. Revenues were also adversely impacted by the delayed start on a major contract in Los Angeles from September to late December,” said John C. Regan, chairman and chief executive officer of PDG Environmental. “In light of revenue softness, we continue to evaluate our overhead costs in order to right size our infrastructure to each region’s market realities; this quarter, we reduced other direct costs and SG&A expenses by $0.5 million on a sequential basis. At the same time, we are continuing to advance our diversification strategy to put the company on a growth path that is independent of particular areas of business. Having been awarded contracts in excess of $22 million over the past two months and with the fraud investigation behind us, we look forward to a much improved fiscal 2008.”
Conference Call
PDG Environmental will also host a conference call on January 17, 2007 at 11:00 a.m. Eastern. During the call, John C. Regan, chairman and chief executive officer, and Todd Fortier, chief financial officer, will discuss the Company’s quarterly performance and financial results. The telephone number for the conference call is (888) 804-7108.
Investors will be able to access an encore recording of the conference call for one week by calling (800) 642-1687, conference ID# 6279140. The encore recording will be available two hours after the conference call has concluded.
About PDG Environmental
PDG Environmental, Inc., headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, PDG Environmental has 18 offices capable of responding to customer requirements coast to coast. For additional information, please visit www.pdge.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

FINANCIAL INFORMATION
PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	October 31,	January 31,
	2006	2006
	(unaudited)
Assets

Current Assets
Cash and cash equivalents	$135,000	$230,000
Contracts receivable	23,381,000	23,903,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,546,000	5,174,000
Inventories	631,000	596,000
Prepaid income taxes	225,000	734,000
Deferred income tax asset	1,156,000	470,000
Other current assets	419,000	131,000

Total Current Assets	31,493,000	31,238,000

Property, Plant and Equipment	10,601,000	10,137,000
Less: accumulated depreciation	(8,258,000)	(7,838,000)

	2,343,000	2,299,000

Goodwill	2,770,000	2,316,000
Deferred Income Tax Asset	425,000	216,000
Intangible and Other Assets	5,876,000	6,423,000

Total Assets	$42,907,000	$42,492,000

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$7,022,000	$6,488,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,981,000	2,044,000
Current portion of long-term debt	181,000	513,000
Accrued liabilities	4,715,000	4,494,000

Total Current Liabilities	13,899,000	13,539,000

Long-Term Debt	11,570,000	9,059,000
Series C Redeemable Convertible Preferred Stock	2,347,000	2,803,000

Total Liabilities	27,816,000	25,401,000

Stockholders’ Equity
Common stock	410,000	345,000
Common stock warrants	1,628,000	1,881,000
Additional paid-in capital	19,160,000	15,582,000
Retained earnings (deficit)	(6,069,000)	(679,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	15,091,000	17,091,000

Total Liabilities and Stockholders’ Equity	$42,907,000	$42,892,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months
	Ended October 31,
	2006	2005
Contract revenues	$19,783,000	$26,186,000
Job costs	14,790,000	19,689,000

Field margin	4,993,000	6,497,000
Other Direct Costs	2,982,000	2,382,000

Gross margin	2,011,000	4,115,000

Selling, general and administrative expenses	2,932,000	2,436,000
(Gain) loss on Sale of Fixed Assets	12,000	(10,000)

Income (loss) from operations	(933,000)	1,689,000

Other income (expense):
Interest expense	(246,000)	(114,000)
Non-cash interest expense for preferred dividends and accretion of discount	(195,000)	(242,000)
Non-recurring charge for employee fraud	(150,000)	—
Non-cash impairment charge for goodwill	(111,000)	—
Interest and other income	3,000	3,000

	(699,000)	(353,000)

Income (loss) before income taxes	(1,632,000)	1,336,000

Income tax provision (benefit)	365,000	331,000

Net income (loss)	$(1,997,000)	$1,005,000

Per share of common stock:

Basic	$(0.10)	$0.07

Dilutive	$(0.10)	$0.05

Average common share equivalents outstanding	20,445,000	15,100,000

Average dilutive common share equivalents outstanding	—	8,836,000

Average common shares and dilutive common equivalents outstanding for earnings per share calculation	20,445,000	23,936,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND AMORTIZATION
(“EBITDA”) (UNAUDITED)

	For the Three Months
	Ended October 31,
	2006	2005
Net Income (Loss)	(1,997,000)	1,005,000
Income Taxes (Benefit)	365,000	331,000
Interest expense	246,000	115,000
Non-cash interest expense for preferred dividends and accretion of discount	195,000	242,000
Depreciation and Amortization	541,000	314,000

EBITDA	$(650,000)	$2,007,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Nine Months
	Ended October 31,
	2006	2005
Contract revenues	$58,579,000	$56,457,000
Job costs	43,046,000	41,529,000

Field margin	15,533,000	14,928,000
Other Direct Costs	9,082,000	6,029,000

Gross margin	6,451,000	8,899,000

Selling, general and administrative expenses	9,188,000	5,837,000
(Gain) Loss on Sale of Fixed Assets	17,000	(10,000)

Income (loss) from operations	(2,754,000)	3,072,000

Other income (expense):
Interest expense	(716,000)	(310,000)
Non-cash interest expense for preferred dividends and accretion of discount	(1,870,000)	(322,000)
Gain on sale of equity investment	—	48,000
Equity in income of equity investment	—	4,000
Non-recurring charge for employee fraud	(748,000)	—
Non-cash impairment charge for goodwill	(111,000)	—
Interest and other income	16,000	22,000

	For the Nine Months
	Ended October 31,
	2006	2005
	(3,429,000)	(558,000)

Income (loss) before income taxes	(6,183,000)	2,514,000

Income tax provision (benefit)	(793,000)	809,000

Net income (loss)	$(5,390,000)	$1,705,000

Per share of common stock:

Basic	$(0.28)	$0.12

Dilutive	$(0.28)	$0.10

Average common share equivalents outstanding	19,543,000	13,911,000

Average dilutive common share equivalents outstanding	—	5,734,000

Average common shares and dilutive common equivalents outstanding for earnings per share calculation	19,543,000	19,645,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, DEPRECIATION AND AMORTIZATION
(“EBITDA”) (UNAUDITED)

	For the Nine Months
	Ended October 31,
	2006	2005
Net Income (Loss)	(5,390,000)	1,705,000
Income Taxes (Benefit)	(793,000)	809,000
Interest expense	716,000	310,000
Non-cash interest expense for preferred dividends and accretion of discount	1,870,000	322,000
Depreciation and Amortization	1,395,000	666,000

EBITDA	$(2,202,000)	$3,812,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
EFFECT OF FRAUDULENT ACTIVITY BY QUARTER

	Fiscal	Fiscal	Fiscal	Fiscal
	2006	2007	2007	2007
	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Total
Contract Revenues	$(538,000)	$(407,000)	$(316,000)	$(67,000)	$(1,328,000)

Contract Costs	(234,000)	(347,000)	(251,000)	(63,000)	(895,000)

Gross margin	(304,000)	(60,000)	(65,000)	(4,000)	(433,000)

Non-recurring charge for employee fraud	(234,000)	(347,000)	(251,000)	(150,000)	(982,000)

Pre tax income effect	$(538,000)	$(407,000)	$(316,000)	$(154,000)	$(1,415,000)